Exhibit 16.2

July 1, 2004

Brian Rowbotham

Rowbotham & Company LLP

400 Montgomery Street, Suite 600

San Francisco, CA 94104

Dear Brian,

I am pleased to inform you that the Cotelligent Board of Directors appointed Rowbotham & Company as auditors, at its regularly scheduled Board meeting immediately following the Company’s annual meeting yesterday morning, June 30, 2004.

Attached is a copy of our current report on Form 8-K disclosing the dismissal of KPMG and the appointment of Rowbotham & Company as Cotelligent’s independent accountants. We will attach this letter as an exhibit under Item 7 of our Form 8-K.

Best regards,

/s/ Anthony M. Frank
Anthony M. Frank
Lead Director – Cotelligent Board of Directors

cc:	James Lavelle
Curtis Parker